FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2003 and Ending December 31, 2003
to the

U.S. SECURITIES AND EXCHANGE COMMISSION

of

Energy East Management Corporation

A Subsidiary Service Company

Date of Incorporation:  March 11, 1999

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:

P.O. Box 12904
Albany, NY 12212-2904

Name, title, and address of officer to whom
correspondence concerning this report should be addressed:

Robert E. Rude
Energy East Management Corporation
Vice President and Controller
52 Farm View Drive
New Gloucester, ME 04260

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Energy East Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1.

Time of Filing.

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule ii, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies.

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

Period Covered by Report.

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format.

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.

Money Amounts Displayed.

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).
7.

Major Amendments or Corrections.

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions.

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation.

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed.

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	REF SCHED	AS OF DECEMBER 31
			2003 Current	2002 Prior
	SERVICE COMPANY PROPERTY
101	Service company property, at cost	II	$2,065	$505
107	Construction work in progress	II	-	-

	Total Property		2,065	505
108	Less accumulated provision for depreciation and amortization of service company property
		III	316	223

	Net Service Company Property		1,749	282
	INVESTMENTS
123	Investments in associate companies	IV	-	-
124	Other investments	IV	-	-

	Total Investments		-	-
	CURRENT AND ACCRUED ASSETS
131	Cash		13,907	11,195
134	Special deposits		-	-
135	Working funds		-	-
136	Temporary cash investments	IV	-	-
141	Notes receivable		-	-
143	Accounts receivable		-	-
144	Accumulated provision for uncollectible accounts		-	-
146	Accounts receivable from associate companies	V	37,020	19,408
152	Fuel stock expenses undistributed	VI	-	-
154	Materials and supplies		-	-
163	Stores expense undistributed	VII	-	-
165	Prepayments		221	-
174	Miscellaneous current and accrued assets	VIII	2,292	-

	Total Current and Accrued Assets		53,440	30,603
	DEFERRED DEBITS
181	Unamortized debt expense		-	-
184	Clearing accounts		-	-
186	Miscellaneous deferred debits	IX	2,112	2,112
188	Research, development, or demonstration expenditures
		X	-	-
190	Accumulated deferred income taxes		7,616	4,522

	Total Deferred Debits		9,728	6,634

	TOTAL ASSETS AND OTHER DEBITS		$64,917	$37,519

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
(thousands of dollars)

		REF
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	SCHED	AS OF DECEMBER 31
			2003	2002
			Current	Prior
	PROPRIETARY CAPITAL
201	Common stock issued	XI	-	-
211	Miscellaneous paid-in-capital	XI	$28,902	$11,481
215	Appropriated retained earnings	XI	-	-
216	Unappropriated retained earnings	XI	-	-

	Total Proprietary Capital		28,902	11,481
	LONG-TERM DEBT
223	Advances from associate companies	XII	-	-
224	Other long-term debt	XII	-	-
225	Unamortized premium on long-term debt		-	-
226	Unamortized discount on long-term debt - debit		-	-

	Total Long-Term Debt		-	-
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		-	-
232	Accounts payable		3,182	1,199
233	Notes payable to associate companies	XIII	-	-
234	Accounts payable to associate companies	XIII	14,942	4,971
236	Taxes accrued		-	3,387
237	Interest accrued		-	-
238	Dividends declared		-	-
241	Tax collections payable		-	-
242	Miscellaneous current and accrued liabilities	XIII	9,842	10,058

	Total Current and Accrued Liabilities		27,966	19,615
	DEFERRED CREDITS
253	Other deferred credits		8,049	6,423
255	Accumulated deferred investment tax credits		-	-

	Total Deferred Credits		8,049	6,423
282	ACCUMULATED DEFERRED INCOME TAXES		-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL
			$64,917	$37,519

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENT OR SALES	OTHER CHANGES (1)	BALANCE AT CLOSE OF YEAR
SERVICE COMPANY PROPERTY

301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	$622	-	-	$622
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	$505	977	$39	-	1,443
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-

	Subtotal	505	1,599	39	-	2,065
107	Construction work in progress (4)	-	-	-	-	-

	Total	$505	$1,599	$39	-	$2,065

NOTES:

(1)   Provide an explanation of those changes considered material:

None

(2)   Subaccounts are required for each class of equipment owned. The Service Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

None

(3)   Describe Other Service Company Property:

None

(4)   Describe Construction Work in Progress:

None

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF
SERVICE COMPANY PROPERTY
(thousands of dollars)

		BALANCE AT BEGINNING	ADDITIONS TO	RETIREMENTS	OTHER CHANGES	BALANCE AT CLOSE
ACCOUNT	DESCRIPTION	OF YEAR	ACCOUNT 403	OR SALES	(1)	OF YEAR

301	Organization	-	-	-	-	-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	$223	$93	-	-	$316
309	Automobiles, other vehicles and related garage equipment
		-	-	-	-	-
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-

	Total	$223	$93	-	-	$316

NOTES:

(1)   Provide an explanation of those changes considered material:

None

SCHEDULE IV - INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

123	Investment in associate companies	-	-
124	Other investments	-	-
136	Temporary cash investments	-	-

	Total	-	-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT BEGINNING	BALANCE AT CLOSE
	OF YEAR	OF YEAR
DESCRIPTION
Account 146 - Accounts Receivable from Associate Companies:
Operations
Energy East Corporation	$3,849	$4,811
New York State Electric & Gas Corporation	7,143	13,263
Rochester Gas and Electric Corporation	1,279	5,877
Energetix, Inc.	38	59
Griffith Oil Co., Inc.	110	-
The Southern Connecticut Gas Company	896	1,555
CNE Energy Services Group	9	8
CNE Venture Tech, Inc.	2	-
Central Maine Power Company	2,300	6,064
The Union Water-Power Company	102	99
MaineCom Services	28	25
Connecticut Natural Gas Corporation	994	2,526
TEN Companies, Inc.	186	127
The Berkshire Gas Company	220	187
Berkshire Propane, Inc.	13	-
Berkshire Service Solutions, Inc.	-	-
The Energy Network, Inc.	508	453
Energy East Solutions, Inc.	10	11
Cayuga Energy, Inc.	4	4
Energy East Telecom	-	1
Energy East Enterprises, Inc.	55	27
New Hampshire Gas Corporation	2	-
Maine Natural Gas Corporation	3	6
Seneca Lake Storage	-	2
Benefit Plans
Energy East Management Corporation	5	17
New York State Electric & Gas Corporation	879	890
The Southern Connecticut Gas Company	154	101
CNE Energy Services Group	7	1
Central Maine Power Company	323	535
The Union Water-Power Company	24	35
Connecticut Natural Gas Corporation	247	316
TEN Companies, Inc.	2	2
The Berkshire Gas Company	8	9
Berkshire Propane, Inc.	1	-
The Energy Network, Inc.	-	2
Maine Natural Gas Corporation	7	7

TOTAL	$19,408	$37,020

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

	The Berkshire Gas Company	Central Maine Power Company	CNE Energy Services Group	Connecticut Natural Gas Corp	Energy East Corporation	Energy East Enterprises	Energetix	The Energy Network Inc.	Griffith Oil Company
Type of Billing
Capital Equipment-EE Wan	-	$93	-	$93	-	-	-	-	-
Insurance-Auto	$79	-	-	-	-	-	$1	-	-
Insurance-Broker Fees-Fiduciary	1	15	-	5	-	-	-	-	-
Insurance-Brokerage Fees-Consulting	7	123	$20	39	-	$2	-	$23	$5
Insurance-Crime Policy	-	19	-	6	-	-	-	-	-
Insurance-D&O	-	-	-	-	$16	-	-	-	-
Insurance-Excess Liability	3	40	-	14	-	-	-	-	-
Insurance-Fiduciary Premiums	7	38	-	23	-	-	-	-	-
Insurance-General Liability	145	782	43	409	-	9	155	150	-
Insurance-Property	101	344	100	139	10	6	-	447	17
Insurance-Railroad	-	8	-	-	-	-	-	-	-
Insurance-Terrorism Property	7	31	10	22	-	-	-	27	-
Membership-AGA	16	-	-	110	-	-	-	-	-
Membership-USWAG	-	3	-	-	-	-	-	-	-
PWC-Audit Fees	71	242	-	177	-	-	83	30	33
PWC-Audit of 2002 Financial Statements	-	-	-	-	-	-	57	-	-
PWC-Audit Testing Procedures	11	11	-	11	-	-	-	-	-
PWC-Benefit Plan Audit	9	21	-	15	-	-	-	-	1
PWC-Filing-Form S-8	-	-	-	-	6	-	-	-	-
PWC-Griffith EPA CFR part 80	-	-	-	-	-	-	-	-	5
PWC-NYSEG Issuance $200M Med. Term Notes	-	-	-	-	-	-	-	-	-
PWC-Registration-Form S-3	-	-	-	-	16	-	-	-	-
PWC-Retirement Benefits Plan	1	6	-	6	-	-	-	-	-
SAP-Licensing Fee	50	515	-	211	-	-	-	-	-
SAP-Maintenance for 2003	-	87	-	35	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-

Total	$508	$2,378	$173	$1,315	$48	$17	$296	$677	$61

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Continued)
(thousands of dollars)

	MaineCom Services	New York State Electric & Gas	Rochester Gas & Electric Corp	The Southern Connecticut Gas	TEN Companies	Union Water Power	New Hampshire Gas Corporation	Maine Natural Gas Corp	Grand Total
Type of Billing
Capital Equipment-EE Wan	-	$93	$93	$93	-	-	-	-	$465
Insurance-Auto	-	1	-	-	$12	-	-	$7	100
Insurance-Broker Fees-Fiduciary	-	44	-	5	-	-	-	-	70
Insurance-Brokerage Fees-Consulting	-	159	247	-	-	-	-	-	625
Insurance-Crime Policy	-	43	1,234	6	-	-	-	-	1,308
Insurance-D&O	-	-	-	-	-	-	-	-	16
Insurance-Excess Liability	-	112	-	13	-	-	-	-	182
Insurance-Fiduciary Premiums	-	340	141	28	-	-	-	-	577
Insurance-General Liability	$10	2,377	1,248	380	219	$167	$4	32	6,130
Insurance-Property	-	694	-	67	160	-	-	-	2,085
Insurance-Railroad	-	21	-	-	-	-	-	-	29
Insurance-Terrorism Property	-	75	66	4	-	-	-	-	242
Membership-AGA	-	117	125	132	-	-	-	-	500
Membership-USWAG	-	10	17	-	-	-	-	-	30
PWC-Audit Fees	-	275	180	157	-	13	-	-	1,261
PWC-Audit of 2002 Financial Statements	-	-	-	-	-	-	-	-	57
PWC-Audit testing Procedures	-	11	11	11	-	-	-	-	66
PWC-Benefit Plan Audit	-	12	6	15	-	-	-	-	79
PWC-Filing-Form S-8	-	-	-	-	-	-	-	-	6
PWC-Griffith EPA CFR part 80	-	-	-	-	-	-	-	-	5
PWC-NYSEG Issuance $200M Med. Term Notes	-	24	-	-	-	-	-	-	24
PWC-Registration-Form S-3	-	8	18	-	-	-	-	-	42
PWC-Retirement Benefits Plan	-	5	3	1	-	-	-	-	22
SAP-Licensing Fee	-	1,406	143	210	-	-	-	-	2,535
SAP-Maintenance for 2003	-	244	168	35	-	-	-	-	569
Other	-	6	-	-	-	-	-	-	6

Total	$10	$6,077	$3,700	$1,157	$391	$180	$4	$39	$17,031

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 152 - Fuel Stock Expenses Undistributed	-	-	-

Total	-	-	-

Summary:

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
Account 163 - Stores Expense Undistributed	-	-	-

Total	-	-	-

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
174	Miscellaneous current and accrued assets and
	accrued taxes	-	$2,292

	Total	-	$2,292

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	Intangible asset associated with nonqualified pension plans	$2,112	$2,112

	Total	$2,112	$2,112

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
188	Research, development, or demonstration expenditures	-	-

	Total	-	-

SCHEDULE XI - PROPRIETARY CAPITAL

ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING NO. OF SHARES	CLOSE OF PERIOD TOTAL AMOUNT (Thousands)
201	Common Stock Issued	200	$.01	10	-

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT NUMBER	DESCRIPTION	AMOUNT (Thousands)
211	Miscellaneous Paid-In-Capital	$28,902
215	Appropriated Retained Earnings	-

	TOTAL	$28,902

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid. (thousands of dollars)

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	Unappropriated Retained Earnings	-			-

	TOTAL	-			-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XII - LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associated companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERM OF OBLIGATION CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
Account 223 - Advances from Associate Companies:					-			-
Account 224 - Other Long-Term Debt:					-			-

TOTAL					-			-

(1)   Give an explanation of deductions.

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
Account 233 - Notes Payable to Associate Companies	-	-

Total	-	-

Account 234 - Accounts Payable to Associate Companies
Energy East Corporation	$44	$145
New York State Electric & Gas Corporation	2,425	4,558
Rochester Gas and Electric Corporation	2,359	9,819
The Energy Network, Inc.	-	-
The Southern Connecticut Gas Company	26	13
Central Maine Power Company	16	357
Connecticut Natural Gas Corporation	49	29
Energy East Telecommunications, Inc.	46	-
Berkshire Gas Company	1	3
Energy East Management Company Benefit Plan	5	18

Total	$4,971	$14,942

Account 242 - Miscellaneous Current and Accrued Liabilities	$10,058	$9,842
Accrued Employee Expenses

Total	$10,058	$9,842

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEPRECIATION

EE Management determines depreciation expense using the straight-line method. EE Management's depreciation accruals were equivalent to 16.9% of average depreciable property for 2003.

INCOME TAXES

Deferred income taxes reflect the effect of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and the amount recognized for tax purposes.

2.    COMMITMENTS

LEASES

EE Management has entered into operating lease agreements for various facilities including office space and computer equipment. Total payments on operating leases for 2003 were approximately $696,000. Estimated future minimum lease payments are $1,225,000 in 2004.

3.   EMPLOYEE PENSIONS AND BENEFITS

In 2002 EE Management employees were covered by New York State Electric and Gas Corporation's (NYSEG) (a wholly owned subsidiary of Energy East) pension, retiree health care and 401(k) plans and by other health and welfare plans and a supplemental executive retirement plan sponsored by EE Management Corporation. NYSEG, as the pension and retiree health care plans' sponsor, has overall responsibility for directly allocating such costs to each of the participating affiliate companies. This allocation is determined by the plans' actuary based on benefit obligations for active participants.

Beginning in 2003 EE Management employees transferring from other Energy East affiliate companies are covered by the pension and retiree health care plans of their originating company. The allocation of such costs to EE Management is determined in a manner consistent with 2002. EE Management has also established a Cash Balance Retirement Benefit Plan for employees hired from outside of the Energy East affiliate companies. EE Management employees continue to be covered by health and welfare plans and a supplemental executive retirement plan sponsored by EE Management Corporation.

EE Management's pension and benefit costs for 2003 is reflected in Schedule XVII.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XV - STATEMENT OF INCOME
(thousands of dollars)

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME
457	Services Rendered to Associate Companies	$70,045	$34,814
458	Services Rendered to Nonassociate Companies	-	-
419	Other Interest Income	24	54
421	Miscellaneous Income or Loss	-	-

	TOTAL INCOME	$70,069	$34,868

	EXPENSE
920	Salaries and Wages	$19,499	$16,824
921	Office Supplies and Expenses	9,593	1,837
922	Administrative Expenses Transferred - Credit	-	-
923	Outside Services Employed	33,656	11,473
924	Property Insurance	-	-
925	Injuries and Damages	24	18
926	Employee Pensions and Benefits	3,982	2,577
928	Regulatory Commission Expense	-	-
930.1	General Advertising Expenses	35	33
930.2	Miscellaneous General Expenses	863	957
931	Rents	767	305
932	Maintenance of Structures and Equipment	-	-
403, 404	Depreciation and Amortization Expense	93	86
408	Taxes Other Than Income Taxes	1,080	411
409	Income Taxes	2,730	3,966
410	Provision for Deferred Income Taxes	-	230
411	Provision for Deferred Income Taxes - Credit	(2,708)	(4,218)
411.5	Investment Tax Credit	-	-
426.1	Donations	15	10
426.5	Other Deductions	6	64
427	Interest on Long-Term Debt	-	-
430	Interest on Debt to Associate Companies	415	283
431	Other Interest Expense	19	12

	TOTAL EXPENSE	$70,069	$34,868

	NET INCOME OR (LOSS)	$ -	$ -

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands of dollars)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED

Energy East Corporation	$5,252	$238	-	$5,490
Rochester Gas and Electric Corporation	3,321	12,467	$50	15,838
Energetix, Inc.	35	225	3	263
Griffith Oil Co., Inc.	6	530	6	542
New York State Electric & Gas Corporation	5,276	20,229	72	25,577
The Southern Connecticut Gas Company	1,847	3,175	10	5,032
CNE Energy Services Group	17	36	1	54
CNE Development Corporation	-	-	-	-
CNE Venture Tech, Inc.	4	1	-	5
Central Maine Power Company	3,093	7,623	26	10,742
The Union Water-Power Company	100	312	2	414
MaineCom Services	6	1	-	7
Connecticut Natural Gas Corporation	1,850	3,312	10	5,172
TEN Companies, Inc.	22	54	1	77
The Berkshire Gas Company	73	362	2	437
Berkshire Propane, Inc.	118	19	-	137
Berkshire Service Solutions, Inc.	-	-	-	-
The Energy Network, Inc.	245	(330)	-	(85)
Energy East Solutions, Inc.	16	124	2	142
Energy East Telecommunications, Inc.	3	1	-	4
Cayuga Energy, Inc.	12	39	1	52
Energy East Enterprises, Inc.	67	(23)	-	44
New Hampshire Gas Corporation	20	6	-	26
Maine Natural Gas Corporation	25	18	-	43
Seneca Lake Storage, Inc.	31	1	-	32

TOTAL	$21,439	$48,420	$186	$70,045

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458
(thousands of dollars)

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 458-1	INDIRECT COSTS CHARGED 458-2	COMPENSATION FOR USE OF CAPITAL 458-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED
				-		-

TOTAL				-		-

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE

		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	Salaries and wages	$3,792	$15,707	$19,499	-	-	-	$3,792	$15,707	$19,499
921	Office supplies and expenses	713	8,880	9,593	-	-	-	713	8,880	9,593
922	Administrative expense transferred - credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	18,453	15,203	33,656	-	-	-	18,453	15,203	33,656
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	6	18	24	-	-	-	6	18	24
926	Employee pensions and benefits	1,092	2,890	3,982	-	-	-	1,092	2,890	3,982
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
930.1	General advertising expenses	35	-	35	-	-	-	35	-	35
930.2	Miscellaneous general expenses	567	296	863	-	-	-	567	296	863
931	Rents	70	697	767	-	-	-	70	697	767
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	-	-
403, 404	Depreciation and amortization expense	-	93	93	-	-	-	-	93	93
408	Taxes other than income taxes	219	861	1,080	-	-	-	219	861	1,080
409	Income taxes	-	2,730	2,730	-	-	-	-	2,730	2,730
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	(2,708)	(2,708)	-	-	-	-	(2,708)	(2,708)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	15	-	15	-	-	-	15	-	15
426.5	Other deductions	6	-	6	-	-	-	6	-	6
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	415	415	-	-	-	-	415	415
431	Other interest expense	-	19	19	-	-	-	-	19	19

	Total	$24,968	$45,101	$70,069	-	-	-	$24,968	$45,101	$70,069

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR
SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TOTAL AMOUNT	EXECUTIVE	GENERAL COUNSEL	CONTROLLER

920	Salaries and wages	$19,499	$4,032	$227	$2,809
921	Office supplies and expenses	9,593	1,350	145	758
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	33,656	1,515	128	1,337
924	Property insurance	-	-	-	-
925	Injuries and damages	24	10	1	3
926	Employee pensions and benefits	3,982	1,867	349	310
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	35	35	-	-
930.2	Miscellaneous general expenses	863	578	-	-
931	Rents	767	196	-	270
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	93	93	-	-
408	Taxes other than income taxes	1,080	150	17	180
409	Income taxes	2,730	2,730	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	(2,708)	(2,708)	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	15	-	-	-
426.5	Other deductions	6	-	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	415	-	-	-
431	Other Interest expense	19	12	-	-

	TOTAL	$70,069	$9,860	$867	$5,667

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		TREASURER	INTERNAL AUDIT	HUMAN RESOURCES	TRANSMISSION & SUPPLY

920	Salaries and wages	$1,532	$292	$929	$684
921	Office supplies and expenses	502	28	268	129
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	4,673	1,743	4,622	240
924	Property insurance	-	-	-	-
925	Injuries and damages	4	1	1	2
926	Employee pensions and benefits	123	30	107	75
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	-	-	-
930.2	Miscellaneous general expenses	22	3	-	-
931	Rents	-	-	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	72	16	54	43
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	-	-	-	-
426.5	Other deductions	1	-	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	415	-	-	-
431	Other interest expense	7	-	-	-

	TOTAL	$7,351	$2,113	$5,981	$1,173

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY DEPARTMENT OR SERVICE FUNCTION (Continued)
(thousands of dollars)

INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

ACCOUNT	DESCRIPTION OF ITEMS	DEPARTMENT OR SERVICE FUNCTION

		FINANCE	PUBLIC AFFAIRS	IT	SUPPLY CHAIN

920	Salaries and wages	$828	$335	$6,064	$1,767
921	Office supplies and expenses	1,699	155	4,402	157
922	Administrative expense transferred - credit	-	-	-	-
923	Outside services employed	340	606	17,569	883
924	Property insurance	-	-	-	-
925	Injuries and damages	1	1	-	-
926	Employee pensions and benefits	78	28	792	223
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	-	-	-
930.2	Miscellaneous general expenses	181	-	-	79
931	Rents	231	70	-	-
932	Maintenance of structures and equipment	-	-	-	-
403, 404	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	42	16	387	103
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.5	Investment tax credit	-	-	-	-
426.1	Donations	-	15	-	-
426.5	Other deductions	-	5	-	-
427	Interest on long-term debt	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-
431	Other interest expense	-	-	-	-

	TOTAL	$3,400	$1,231	$29,214	$3,212

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE

		INCLUDED IN AMOUNTS BILLED TO			NUMBER OF PERSONNEL

NAME OF DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON- ASSOCIATES	END OF YEAR

Executive	$4,032	$1,123	$2,909	-	7
General Counsel	227	7	220	-	2
Controller	2,809	41	2,768	-	109
Treasurer	1,532	53	1,479	-	8
Internal Audit	292	12	280	-	2
Human Resources	929	42	887	-	6
Transmission and Energy Supply	684	(3)	687	-	3
Finance	828	302	526	-	5
Public Affairs	335	335	-	-	1
Information Technology	6,064	-	6,064	-	124
Supply Chain Services	1,767	-	1,767	-	39

TOTAL	$19,499	$1,912	$17,587	-	306

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	SERVICES PROVIDED	AMOUNT
Legal Services
Huber Lawrence and Abell	Legal Services	$1,332
Hinman, Howard & Kattell, LLP	Legal Services	466
Troutman Sanders	Legal Services	228
LeBoeuf, Lamb, Greene & MacRae	Legal Services	212
Other (10)		153

	Subtotal	$2,391

Auditing, Tax, Consulting
and Accounting Services
PricewaterhouseCoopers, LLP	Auditing, Tax and Other Services	$533
Deloitte & Touche	Consulting	182
		$715

Consulting Services
Towers Perrin	Employee Benefits	$4,023
Research International	Customer Service	339
Park Strategies LLC	Consulting	240
Innisfree M&A Inc.	Proxy Support & Shareholder Research	191
ADP Investor Communication	Investor Services	156
The Northbridge Group	Regulatory & Strategic Planning	127
Joele Frank, Wilkinson Brimmer	Public Relations	121
Miscellaneous - 8 vendors	Various	309

	Subtotal	$5,506

Other Outside Services
Rochester Gas & Electric	Administrative	$16,490
NYSEG	Administrative	2,208
Central Maine Power Company	Administrative	1,091
Morgan Stanley & Co	Financial Advisory Services	908
Sandy Alexander	Printing	570
Adecco Employment Services	Employment Services	449
Connecticut Natural Gas Corporation	Administrative	405
The Southern Connecticut Gas Company	Administrative	260
Standard & Poor's Rating Service	Financial Advisory Services	234
Moody's Investor Services	Financial Advisory Services	193
Sungard	Information Technology	185
New York Stock Exchange	Shareholder Services	135
Cendant Mobility Services	Relocation Services	134
Maximus, Inc.	Information Technology	115
Mellon Investor Services	Shareholder Services	105
Lee Hecht Harrison, LLC	Employment Services	104
Other (89)	Various	1,458

	Subtotal	$25,044

	Total Outside Services Employed	$33,656

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Pension	$1,069
Supplemental Executive Retirement Plan	1,915
Other Postretirement Benefits	244
Medical/Dental Insurance	684
401(k) Contributions	59
Others	11

TOTAL	$3,982

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Sponsorship Advertising	National Fuel Gas Distribution Corporation	$35

	TOTAL	$35

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT

Board of Directors Fees and Expenses	$555
Merger Integration	132
Other Miscellaneous Items	176

TOTAL	$863

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

RENTS - ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT

Facilities Rent	$767

TOTAL	$767

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

Other Than U.S. Government Taxes:
State Unemployment	$73
Property Tax	2

Subtotal	75

U.S. Government Taxes:
Social Security Taxes	993
Federal Unemployment	12

Subtotal	1,005

TOTAL	$1,080

DONATIONS - ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations", classifying such expense by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Rebuilding Together	Contributions to Support Activities of the Organization	$5

The New England Governors' Conference	Contributions to Support Activities of the Organization	10

	TOTAL	$15

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands of dollars)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Miscellaneous	Others	$6

	TOTAL	$6

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     See SCHEDULE XIV - Notes to Financial Statements.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

ORGANIZATION CHART

Service Function

President and Chief Executive Officer	General Management, Strategic Planning and Merger Integration

Executive Vice President and Chief Financial Officer	General Management, Strategic Planning and Regulatory Management

Vice President, Treasurer & Secretary	Treasury, Corporate Finance, Risk Management, Pension Management, Investor Relations, Shareholder Services and Secretary

Vice President - Finance and Chief Integration Officer	Financial Planning, Budget Management and Merger Integration

Vice President and Controller	Accounting, Reporting and Regulatory Management

Vice President - Human Resources	Human Resources and Merger Integration

Vice President - Supply	Energy Commodity Management

Vice President - Public Affairs	Governmental Affairs and Corporate Communications

Vice President - Information Technology	Information Technology

Vice President - Supply Chain	Procurement, Materials Management, and Fleet Management

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

Allocations related to Distributed Services

The following ratios are used to allocate costs for services not directly assigned but pooled and allocated based on a causal measurement:

Number of Employees Ratio - Based on the number of employees benefiting from the performance of a service. This ratio is determined annually based on actual count of applicable employees at the end of the previous calendar year and may be adjusted periodically due to a significant change.

Global Allocator Factor - This formula is determined annually based on the average of gross plant (original plant in service), gross payroll charges (salaries and wages, including overtime, shift premium and lost time, but excluding pension, payroll taxes and other employee benefits) and gross revenues during the previous calendar year and may be adjusted for any known and reasonable quantifiable events or at such time as may be required due to significant changes. This formula is commonly referred to as the Massachusetts Formula.

Regulated Global Allocator Factor - This formula is derived through utilization of the same data as the global allocator noted above, but it is limited to only the data of the regulated utility affiliates benefiting from the performance of a service.

Commodity - Global Allocator Factor - This formula is used to allocate the cost of commodity planning, procurement, and sale when the service is applicable to or benefits all Client Entities, regardless of whether they are a gas, electric, or combined company. The formula is derived through utilization of the gas and/or electric supply costs of the Client Entities and reflects the proportion of such costs occurring between these entities.

Commodity - Regulated Gas Allocator Factor - This formula is used to allocate costs for gas commodity planning, procurement and sale for regulated gas utility companies. The formula is derived through utilization of the gas supply costs of the regulated gas utility affiliates and reflects the proportion of such costs occurring between these entities.

Electric Transmission Allocator Factor - This formula is used to allocate costs for the coordination and direction of electric transmission issues for the benefit of regulated electric operating companies and departments. The formula is derived through utilization of the same data as the global allocator noted above, but it is limited to data of electric operating companies or departments.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2003:

A.   Amount of interest billed to associate companies is contained on page 13, Analysis of Billing.

B.   Amount of interest EE Management pays Energy East is based on Energy East's cost of short-term debt. Interest is billed to associate companies based on the global allocation factor.

Annual Report of Energy East Management Corporation
For the Year Ended December 31, 2003

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.
April 29, 2004	Energy East Management Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller